UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
---- SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

ENGELHARD CORPORATION SAVINGS PLAN FOR HOURLY PAID EMPLOYEES

(Full title of the plan)

ENGELHARD CORPORATION

(Exact name of issuer as specified in its charter)

101 WOOD AVENUE, ISELIN, NEW JERSEY	08830
(Address of principal executive offices)	(Zip Code)
DELAWARE	22-1586002
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

Engelhard Corporation Savings Plan for Hourly Paid Employees

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Pension and Employee Benefit Committee of Engelhard Corporation:

We have audited the accompanying statements of net assets available for benefits of the Engelhard Corporation Savings Plan for Hourly Paid Employees as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP
Iselin, New Jersey
June 10, 2005

Engelhard Corporation Savings Plan for Hourly Paid Employees
Statements of Net Assets Available for Benefits
At December 31, 2004 and 2003

Assets		2004		2003
Investments at fair value	$	53,206,990	$	43,843,404
Receivables:				
Participant Contributions		436,434		388,454
Employer Contributions		130,267		112,426
Total Receivables		566,701		500,880
Net Assets Available for Benefits	$	53,773,691	$	44,344,284

See accompanying notes to Financial Statements

Engelhard Corporation Savings Plan for Hourly Paid Employees
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2004 and 2003

	2004	2003
Additions:		
Net Investment Income:		
Dividends	$ 577,391	$ 386,674
Interest	547,275	507,220
Total Investment Income	1,124,666	893,894
Contributions:		
Participant	4,214,382	3,863,229
Employer	1,267,659	1,125,631
Plan Mergers (Note 8)	3,629,024	3,733,127
Rollovers	15,523	18,111
Total Contributions	9,126,588	8,740,098
Net Realized/Unrealized Appreciation in		
Fair Value of Investments	2,418,364	7,411,964
Total Additions	12,669,618	17,045,956
Distributions	2,479,688	1,566,655
Asset Transfers Out	757,563	112,416
Other deductions	2,960	1,941
Total deductions	3,240,211	1,681,012
Net Increase	9,429,407	15,364,944
Net Assets Available for Benefits at Beginning of Year	44,344,284	28,979,340
Net Assets Available for Benefits at End of Year	$ 53,773,691	$ 44,344,284

See Accompanying Notes to Financial Statements

Notes to Financial Statements

Note 1 - Description of the Plan

     The Engelhard Corporation Savings Plan for Hourly Paid Employees (the "Plan"), effective as of January 1, 1991, is designed to provide eligible employees of Engelhard Corporation (the "Company") an opportunity to save part of their earnings by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred basis and/or post tax basis.

     The following plan description provides only general information. Participants of the Plan should refer to the Plan Document for a more complete description of plan provisions.

Eligibility

     Eligibility rules vary depending upon negotiated union contract. Participants should see the Plan Document for specific rule pertaining to employee group. The following employee groups are eligible for participation in the plan:

a) Local 3-0233 of the Paper, Allied-Industrial, Chemical and Energy Workers International Union (Gordon, GA)

b) Locals 3-0237 and 3-0238 of the Paper, Allied-Industrial, Chemical and Energy Workers International Union (McIntyre, GA)

c) Locals 1668, 1668A and 1668B of the International Union, United Aerospace and Agricultural Implement Workers of American (UAW) (Carteret, NJ)

d) Local 8-406 of the Paper, Allied Industrial, Chemical and Energy Workers International Union (East Newark, NJ)

e) Local 663, of the International Chemical Workers Union Council/UFCW (Louisville, KY)

f) Local 73 of the International Chemical Workers Union Council/UFCW (Elyria, OH)

g) Local 1430 of the International Brotherhood of Electrical Workers (Peekskill, Ossining and Buchanan, NY)

h) Local 333 of the Paper, Allied-Industrial, Chemical and Energy Workers International Union (Jackson, MS)

i) Local 174 of the United Steel Workers of America (Quincy, FL)

j) Effective 1/1/04, Local 170 of the United Steel Workers of America (Attapulgus, GA) - See Note 10

Contributions

The Plan permits eligible employees participating in the Plan the opportunity to defer on a pretax basis up to 50 percent of their compensation, as defined, subject to certain restrictions and limitations, and to have that amount contributed to the Plan. Employees may also contribute, subject to certain restrictions and limitations, up to 10 percent of compensation to the Plan on a post-tax basis. For 2004, the compensation limit in determining eligibility to make after tax contributions to the Plan is $205,000. The Plan allows for catch-up contributions for employees age 50 and over as allowed under the Internal Revenue Code. For 2004, participants age 50 and over are allowed to contribute an additional $3,000 to the Plan as catch-up contributions.

Matching Contributions

The Company will contribute, on a monthly basis and subject to limitations and exclusions, either cash or common stock of the Company in an amount ranging from 20% to 50% of the first 6%, depending on the union contract, of the amount contributed by the Participants. The Plan allows for catch-up contributions for employees age 50 and over as allowed under the Internal Revenue Code. As union contracts expire and are subsequently renegotiated, participants age 50 and over are allowed to contribute an additional $3,000 to the Plan as catch-up contributions. Please refer to the Plan document for additional details regarding each union covered under the Plan.

Investments

All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains the following seventeen separate investment funds within the Plan:

a) The Company Stock Fund.

b) The Fixed Income Fund (Vanguard Retirement Savings Trust).

c) The Windsor II Growth Fund (Vanguard Windsor II Fund).

d) The Windsor Growth Fund (Vanguard Windsor Fund).

e) The Balanced Fund (Vanguard Asset Allocation Fund).

f) The Equity Index Fund (Vanguard Growth and Income Fund).

g) The Small Cap Fund (Vanguard Small-Cap Index Fund).

h) The Life Strategy Growth Fund (Vanguard Life Strategy Growth Fund).

7

i) The Life Strategy Conservative Growth Fund (Vanguard Life Strategy Conservative Growth Fund).

j) The Vanguard U.S. Growth Fund.

k) The Life Strategy Moderate Growth Fund (Vanguard Life Strategy Moderate Growth Fund).

l) The Prime Cap Funds (Vanguard PRIMECAP Fund).

m) The International Growth Fund (Vanguard International Growth Fund).

n) The Life Strategy Income Fund (Vanguard Life Strategy Income Fund).

o) The Short-Term Bond Fund (Vanguard Short-Term Corporate Fund).

p) Explorer Fund.

q) Treasury Money Market Fund.

Participants have the right to elect, subject to restrictions, the investment fund or funds in which their contributions are invested. All matching contributions are initially invested in the Company Stock Fund. The Participants matching contributions are initially restricted and become unrestricted at the rate of 25 percent per year. Once unrestricted, funds may be moved to any of the other investment funds.

Included in the Statement of Net Assets Available for Benefits are non-participant directed funds that are included in the Company Stock Fund. These amounts represent the restricted portion of the Employer Matching Contribution. The following describes the change in the balance during the year ended December 31, 2004 and 2003:

	2004	2003
Balance at beginning of year	$ 2,701,859	$ 1,551,120
Dividends	42,731	30,200
Net unrealized appreciation	32,704	446,542
Contributions	1,249,818	1,103,394
Transfer to other funds (net)	(394,731)	(383,043)
Distributions	(127,747)	(59,709)
Other	(64,582)	13,355
Balance at end of year	$ 3,440,052	$ 2,701,859

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company Contributions and (b) plan earnings including realized gains/losses, unrealized appreciation/depreciation, and an allocation of fund expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participants account.

Vesting

Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

Loan Provision

Participants may borrow from their funds accounts a minimum of $1,000 up to a maximum equal to 50% of their fund balance or $50,000, whichever is less. The loans are secured by the balance in the Participant's accounts and bear interest at a reasonable rate as determined by the Company in accordance with applicable laws and regulations. Principal and interest is paid ratably through monthly payroll deductions. Loans are generally five years in duration unless the loan is for the purchase of a primary residence in which case the term can be up to ten years.

Distributions and Withdrawals

Upon termination of employment, as provided in the Plan Document, employees generally have the option of taking a distribution, rolling the balance over into another qualified plan, or leaving the money in the Plan until retirement. After-tax contributions may be withdrawn at any time, however, the earnings on the contributions will be subject to current income taxes as well as a penalty for early withdrawal unless the participant has reached the age of 59 1/2. All distributions are made in the form of cash except the balance in the Engelhard stock fund may be made in the form of shares at the Participant's discretion.

The Plan under certain circumstances permits hardship withdrawals. The hardship withdrawals are only made in accordance with IRS guidelines and must be approved in advance by the Employee Benefit Plans Administrative Committee.

Note 2 - Accounting Policies

The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to Participants and sales of investments are based on average cost.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value in the near term would materially affect Participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Note 3 - Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 11, 2003, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. If any operational defects are identified, the Company will take all necessary action to correct the defects and maintain the qualified status of the Plan.

Note 4 - Administrative Expenses

Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the fund (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. Loan administration expenses are included in other expenses in the statement of changes in net assets available for benefits. Commissions on the purchase of Engelhard Corporation stock incurred when such purchases are made in the stock market are netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. The Company pays all other plan administrative expenses.

Note 5 - Concentrations of Credit Risk

Investments in securities are generally exposed to various risks, such as interest rate, credit, and overall volatility risks.

Financial instruments that potentially subject the plan to concentration of credit risk consist principally of investments in the Engelhard Corporation Stock Fund. The plan limits the concentration of credit risk by allowing participants, subject to the lapsing of restrictions, the opportunity to invest in an array of mutual funds offered by the Vanguard Group.

Note 6 - Investments

Investments in the common stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment fund as of the valuation date.

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

Investments		2004		2003
Engelhard Corporation Company Stock Fund	* $	18,819,130	* $	15,440,707
Fixed Income Fund (Retirement Savings Trust)		10,017,621		8,437,956
Balanced Fund (Asset Allocation Fund)		5,108,663		4,242,773
Equity Index Fund (Growth and Income Portfolio)		7,367,584		6,084,234

* Include assets that are non-participant directed (See Note 1).

Net realized/unrealized appreciation in fair value of investments consists of the following for the years ended December 31, 2004 and 2003:

		2004		2003
Common Stock	$	508,251	$	3,881,959
Mutual Funds		1,910,113		3,530,005
Total	$	2,418,364	$	7,411,964

Note 7 - Related Party Transactions

For the 2004 plan year, the Company transferred 40,200 treasury stock shares (representing a contribution dollar amount of $1,103,394) to Vanguard to fund the employer match. The number of shares transferred each month represented the employer matching contribution divided by the closing market price on the day the contribution was remitted.

During the year, in the ordinary course of doing business, various Vanguard funds may take a position in Engelhard Corporation common stock. On February 11, the Vanguard Windsor Fund filed an amended Schedule 13G with the Securities and Exchange Commission indicating it held 8,925,400 shares or 7.30% of Company Stock. On February 6, 2004, the Vanguard Windsor Fund filed an amended schedule 13G with the Securities and Exchange Commission indicating it held 9,476,500 shares or 7.55% of Company Stock.

Note 8 - Mergers

Merger of the Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia

Effective January 1, 2004, the Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia merged into the Plan. Net assets of $3,629,024 were transferred to the Plan as a result of this merger.

Merger of Engelhard-CLAL LP Plan for Hourly Paid Employees

On September 19, 2002, the Company and its partner, Fimalac, formally agreed to adopt a plan to unwind their Paris-based joint venture, Engelhard-CLAL LLP. As part of the distribution of assets, Engelhard received certain US-based operations. As a result, on January 1, 2003, the net assets of the Engelhard-CLAL LP Plan for Hourly Paid Employees were merged into the Engelhard Corporation Savings Plan for Hourly Paid Employees. A total of $3,733,127, representing the net assets of the Engelhard-CLAL LP Plan for Hourly Paid Employees on January 1, 2003, was transferred to the Engelhard Corporation Savings Plan for Hourly Paid Employees.

Engelhard Corporation Savings Plan for Hourly Paid Employees
Schedule of Assets (Held at end of year)
as of December 31, 2004
EIN # 22-1586002 PLAN # 018

(A)	(B) Identity of Issue, Borrower, Lessor or Similar Party	(C) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(D) Cost	(E) Current Value
*	Vanguard Fiduciary Trust Company	Engelhard Corporation Company Stock Fund	$ 14,036,739	$ 18,819,130
*	Vanguard Fiduciary Trust Company	Fixed Income Fund (Retirement Savings Trust)	**	10,017,621
*	Vanguard Fiduciary Trust Company	Explorer Fund	**	763,454
*	Vanguard Fiduciary Trust Company	Balanced Fund (Asset Allocation Fund)	**	5,108,663
*	Vanguard Fiduciary Trust Company	Equity Index Fund (Growth and Income Portfolio)	**	7,367,584
*	Vanguard Fiduciary Trust Company	International Growth Fund	**	984,920
*	Vanguard Fiduciary Trust Company	Treasury Money Market Fund	**	295,497
*	Vanguard Fiduciary Trust Company	Life Strategy Growth Fund	**	269,018
*	Vanguard Fiduciary Trust Company	Prime Cap Fund	**	1,390,661
*	Vanguard Fiduciary Trust Company	U.S. Growth Portfolio	**	241,707
*	Vanguard Fiduciary Trust Company	Growth Fund (Windsor Fund)	**	2,201,485
*	Vanguard Fiduciary Trust Company	Windsor II Fund	**	394,021

14

Salary Deferral Savings Plan of Engelhard Corporation
Schedule of Assets (Held at end of year)
as of December 31, 2004, Continued
EIN #22-1586002 Plan #015

(A)	(B) Identity of Issue, Borrower, Lessor or Similar Party	(C) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(D) Cost	(E) Current Value
*	Vanguard Fiduciary Trust Company	Life Strategy Conservative Growth Fund	**	156,511
*	Vanguard Fiduciary Trust Company	Life Strategy Moderate Growth Fund	**	132,065
*	Vanguard Fiduciary Trust Company	Life Strategy Income Fund	**	44,303
*	Vanguard Fiduciary Trust Company	Short-Term Corporate Fund	**	508,278
*	Vanguard Fiduciary Trust Company	Small Cap Fund	**	819,727
*	Promissory notes from Participants having interest rates at 5.0% to 10.5% and maturity dates ranging from 2005 to 2013.		—	3,692,347
	Total		$ 14,036,739	$ 53,206,990

* Represents Party-in-interest
* Investment is participant-directed, historical cost information not required

Engelhard Corporation Plan for
Hourly Paid Employees
Schedule of Reportable Transactions
Year Ended December 31, 2004

Identity of Party Involved	Description of Assets (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
Category (iii) -- Series of transactions in excess of 5% of plan assets						
Engelhard	Engelhard Corp. Stock Fund	$5,892,582			$5,892,582	
Engelhard	Engelhard Corp. Stock Fund		$3,022,410	$2,565,736	3,022,410	$ 456,674

There were no category (i), (ii) or (iv) reportable transactions for the year ended December 31, 2004.

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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos.: 2-72830, 2-81559, 2-84477, 2-89747, 33-28540, 33-37724, 33-40365, 33-40338, 33-43934, 33-65990, 333-02643, 333-71439, 333-39570, 333-71856, 333-88424) pertaining to the Savings Plan for Hourly Paid Employees report dated June 10, 2005, with respect to the financial statements and schedules of the Savings Plan for Hourly Paid Employees Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Iselin, New Jersey
June 23, 2005

Signature

Form 11-K

Engelhard Corporation Savings Plan for Hourly Paid Employees

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 27th day of June, 2005.

/s/ John C. Hess
_____

By: John C. Hess
    Secretary to the Committee and
    Vice President of Human Resources